EX-99.77C VOTES 3 ex77c.htm SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Attachment to N-SAR Sub-Item 77C

On June 13, 2012, the Company held its annual meeting of stockholders where the following matters were approved by stockholders. As of the record date of April 24, 2012 (the “Record Date”), the Company had 83,060,342 outstanding shares of common stock and 14,960,000 outstanding shares of mandatory redeemable preferred stock, each of which was entitled to cast one vote. Represented in person or by proxy at this meeting were a total of 87,607,922 shares of common stock and mandatory redeemable preferred stock, constituting a quorum.

(i)
The election of Steven C. Good and Kevin S. McCarthy as Class II directors, each to serve for a term of three years until the Company’s 2015 annual meeting of stockholders and until his successor is duly elected and qualified.

The election of Mr. Good requires the affirmative vote of the holders of a majority of the Company’s mandatory redeemable preferred stock outstanding and entitled to be cast for the election. On this matter, 10,506,507 shares were cast in favor and 652,738 shares withheld authority in the election of Mr. Good.

The election of Mr. McCarthy required the affirmative vote of the holders of a majority of shares of the Company’s common stock and mandatory redeemable preferred stock outstanding as of the Record Date, voting together as a single class. On this matter, 84,544,086 shares were cast in favor and 3,063,836 shares withheld authority in the election of Mr. McCarthy.

As a result of the vote on this matter, Mr. Good and Mr. McCarthy were each elected to serve as director of the Company for a three-year term.

Anne K. Costin and William H. Shea, Jr. continued as directors with terms expiring on the date of the Company’s 2013 annual meeting of stockholders. Gerald I. Isenberg continued as a director with a term expiring on the date of the Company’s 2014 annual meeting of stockholders.

(ii)	The ratification of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending November 30, 2012.

Approval of this proposal required the affirmative vote of a majority of the votes cast by the holders of the Company’s common stock and mandatory redeemable preferred stock outstanding as of the Record Date, voting together as a single class. For the purposes of this proposal, each share of common stock and each share of mandatory redeemable preferred stock is entitled to one vote. For purposes of the vote on this proposal, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.

On this matter, 86,872,060 shares were cast in favor, 447,669 shares were cast against, 288,185 shares abstained, and there were no broker non-votes.

As a result of the vote on this matter, the proposal was approved.

(iii)
The approval of a proposal to authorize the Company to sell shares of its common stock at a net price below net asset value per share, so long as the gross price (before underwriting fees, commissions and offering expenses) is above net asset value per share, effective for a period expiring on the date of the Company’s 2013 annual meeting of stockholders. Approval of this proposal required both of the following:

a.
The affirmative vote of a majority of all holders of the Company’s common stock on the records of the Company’s transfer agent (“Registered Common Stockholders”) as of the Record Date (the “Registered Common Stockholder Vote”). For purposes of the Registered Common Stockholder Vote, abstentions will have the effect of votes against this proposal; and broker non-votes are not relevant for this vote because Registered Common Stockholders are “stockholders of record” with the transfer agent and, therefore, do not hold their shares through a broker.

With respect to this requirement, out of 43 total Registered Common Stockholders, 25 voted in favor, 2 voted against, 1 holder abstained, and there were no broker non-votes

b.
The affirmative vote of a majority of the votes cast by the holders of the Company’s common stock and mandatory redeemable preferred stock outstanding as of the Record Date, voting together as a single class (the “Majority Stockholder Vote”). For the purposes of the Majority Stockholder Vote, abstentions will have the effect of votes against this proposal, and broker non-votes will have no effect on the outcome.

With respect to this requirement, 30,479,858 shares were cast in favor, 3,128,508 shares were cast against, 640,458 shares abstained, and there were 53,359,098 broker non-votes.

As a result of the vote on this matter, the proposal was approved.